UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Hooker Furniture Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
439038100
(CUSIP Number)
February 1, 2016
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 439038100
(1) Names of Reporting Persons
Stephen Feinberg
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]

(3) SEC Use Only
(4) Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	578,781*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	578,781*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person
578,781*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares
Not Applicable
(11) Percent of Class Represented by Amount in Row (9): 5.4%*
(12) Type of Reporting Person (See Instructions): IA, IN

 ___________________________

* Based upon the information set forth in the Quarterly Report on Form 10-Q filed by Hooker Furniture Corporation, a corporation organized under the laws of the Commonwealth of Virginia (the “Company”), with the Securities and Exchange Commission on December 10, 2015, there were 10,811,507 shares of the Company’s common stock, no par value (the “Common Stock”), outstanding as of December 3, 2015. As of February 1, 2016, Styx International, Ltd. holds 273,590 shares of the Common Stock, Styx Partners, L.P. holds 224,799 shares of the Common Stock, Ableco Finance LLC holds 47,955 shares of the Common Stock, and 299 Credit Finance Holdings LLC holds 32,437 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, exercises sole voting and dispositive control with respect to all shares of the Common Stock held by each of Styx International, Ltd., Styx Partners, L.P., Ableco Finance LLC, and 299 Credit Finance Holdings LLC. As a result, as of February 1, 2016, Mr. Feinberg may be deemed to beneficially own 578,781 shares, or 5.4% of the shares of the Common Stock issued and outstanding pursuant to Rule 13d-3.

Item 1(a). Name Of Issuer:
Hooker Furniture Corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
440 East Commonwealth Boulevard Martinsville, VA 24112
Item 2(a). Name of Person Filing:
Stephen Feinberg
Item 2(b). Address of Principal Business Office or, if None, Residence:
c/o Cerberus Capital Management, L.P. 875 Third Avenue New York, New York 10022
Item 2(c). Citizenship:
United States
Item 2(d). Title of Class of Securities:
Common Stock
Item 2(e). CUSIP No.:
439038100
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned (as of February 1, 2016):	578,781*
(b) Percent of Class (as of February 1, 2016):	5.4%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	578,781*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	578,781*
(iv) Shared power to dispose or to direct the disposition of:	0*

__________________

* Based upon the information set forth in the Quarterly Report on Form 10-Q filed by Hooker Furniture Corporation, a corporation organized under the laws of the Commonwealth of Virginia (the “Company”), with the Securities and Exchange Commission on December 10, 2015, there were 10,811,507 shares of the Company’s common stock, no par value (the “Common Stock”), outstanding as of December 3, 2015. As of February 1, 2016, Styx International, Ltd. holds 273,590 shares of the Common Stock, Styx Partners, L.P. holds 224,799 shares of the Common Stock, Ableco Finance LLC holds 47,955 shares of the Common Stock, and 299 Credit Finance Holdings LLC holds 32,437 shares of the Common Stock. Stephen Feinberg, through one or more intermediate entities, exercises sole voting and dispositive control with respect to all shares of the Common Stock held by each of Styx International, Ltd., Styx Partners, L.P., Ableco Finance LLC, and 299 Credit Finance Holdings LLC. As a result, as of February 1, 2016, Mr. Feinberg may be deemed to beneficially own 578,781 shares, or 5.4% of the shares of the Common Stock issued and outstanding pursuant to Rule 13d-3..

Item 5. Ownership of Five Percent or Less of a Class:
Not Applicable.
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.

Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of, or with the effect of, changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with, or as a participant in, any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2016

By:	/s/ Stephen Feinberg

Stephen Feinberg, on behalf of Craig Court, Inc., the managing member of Craig Court GP, LLC, the general partner of Cerberus Capital Management, L.P., the investment adviser for each of the funds named herein

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).